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                                                                      Exhibit 20

[A & T LOGO]            ANALYSIS & TECHNOLOGY, INC.                        NEWS
                        ROUTE 2, P.O. BOX 220
                        NORTH STONINGTON, CT 06359
                        860 599-3910


FOR IMMEDIATE RELEASE

                                     CONTACT:  Elaine Beckwith
                                               (860) 599-3910, ext. 2630
                                               E-mail: ebeckwith@atinc.com
                                               Home Page:  http://www.aati.com

                                               Cheryl Schneider, Stacey Levitz
                                               Morgen-Walke Associates, Inc.
                                               (212) 850-5600

                   ANALYSIS & TECHNOLOGY, INC. SELLS INTEREST
                      IN AUTOMATION SOFTWARE, INCORPORATED
             JOINT VENTURE SOLD TO BROWN & SHARPE MANUFACTURING CO.


         NORTH STONINGTON, CT, July 21, 1997 - Analysis & Technology, Inc. (Nasdaq: AATI), a leading developer of engineering technologies and interactive multimedia training solutions, announced today it has sold its interest in Automation Software, Incorporated, to its joint venture partner, Brown & Sharpe Manufacturing Co. (NYSE:BNS) of Kingstown, Rhode Island, for $3 million.

         Automation Software develops measurement software for the manufacturing industry. Analysis & Technology established the joint venture with Brown & Sharpe Manufacturing Co. in September 1985.

         Net cash proceeds from the sale are estimated at $1.8 million, and as a result of the company's investment of approximately $1.4 million in the joint venture as of the date of the sale, a net after-tax gain of approximately $400,000 will be recognized. The Company anticipates the loss of equity income from Automation Software as a result of the sale will be largely offset by interest earned on the net cash proceeds. The sale of Analysis & Technology's interest in the joint venture will be accounted for in the Company's second quarter financial results.


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A&T sells interest in Automation Software, Incorporated
July 21, 1997
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         Gary P. Bennett, chairman and chief executive officer, said, "The sale of Automation Software enables Analysis & Technology to continue to focus on our two main areas of business. We are committed to concentrating on our recently announced interactive multimedia training subsidiary, Interactive Media Corp., where we are targeting the $15 billion corporate and government training market. We also will continue to build our Department of Defense business."

         Working with customers, Analysis & Technology creates technology-based solutions through system engineering, information, and interactive multimedia training technologies.

         Information in this news release may contain statements that are forward looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Additional information and discussion concerning factors that could cause actual results to differ from those in the forward-looking statements is contained in Analysis & Technology, Inc.'s fiscal year 1997 Annual Report to Shareholders, and in the Company's Form 10-K Annual Report. Copies of these documents may be obtained at no charge by calling Elaine Beckwith, Investor Relations Manager, at 860-599-3910, extension 2630.

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